UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ___________)*

                        MILLENNIUM BIOTECHNOLOGIES, INC.
         --------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    60038H102
                         ------------------------------
                                 (CUSIP Number)

                                 January 4, 2006
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:

           [_] Rule 13d-1(b)

           [X] Rule 13d-1(c)

           [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Page 1 of 5 pages

CUSIP No. 60038H102

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Louis C. Rose
.................................................................................

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [_]

         (b) [_]

3.    SEC Use Only

4.    Citizenship or Place of Organization: U.S.A.

Number of         5. Sole Voting Power: 3,422,430
Shares Bene-
Ficially by       6. Shared Voting Power:  0
Owned by Each
Reporting         7. Sole Dispositive Power. 3,422,430
Person With:
                  8. Shared Dispositive Power: 0

                  9. Aggregate Amount Beneficially Owned by Each Reporting
                     Person. 3,422,430

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      N/A

11.   Percent of Class Represented by Amount in Row (9): 6.2%

12.   Type of Reporting Person (See Instructions) IN







Page 2 of 5 pages

ITEM 1.
(a) Name of Issuer:

         Millennium Biotechnologies, Inc.
--------------------------------------------

(b) Address of Issuer's Principal Executive Offices

         665 Martinsville Road
         Suite 219
         Basking Ridge, New Jersey 07920
--------------------------------------------

ITEM 2.
(a) Name of Person Filing

         Louis C. Rose

(b) Address of Principal Business Office or, if none, Residence

         3058 East Tremont Avenue
         Bronx, New York 10461

(c) Citizenship

         U.S.A.

(d) Title of Class of Securities

         Common Stock

(e) CUSIP Number

         60038H102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
       78c).
(d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)[ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)[ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)[ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
(h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)[ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).





Page 3 of 5 pages

ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: . 3,422,430

(b) Percent of class: .6.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,422,430

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of 3,422,430.

(iv) Shared power to dispose or to direct the disposition of 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ??.

                                       N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                                       N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


                                       N/A


Page 4 of 5 pages

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                      N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

                                       N/A

ITEM 10. CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     March 15, 2006
                                              ----------------------------------
                                                          Date


                                                  /s/ Louis C. Rose
                                              ----------------------------------
                                                      Signature


                                                   Louis C. Rose, M.D.
                                              ----------------------------------
                                                      Name/Title



Page 5 of 5 pages